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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following article relating to the Merger summarizes the views of several authors and professionals in the field of mergers and aquisitions regarding the general topic, "Merger Best Practices." The article is posted on HP's internal web site as a feature article.

MERGER BEST PRACTICES

BY PAUL MATALUCCI

A merger, like any change or opportunity, involves uncertainty and risk. Studies show that up to 70 percent of mergers -- across various industries -- fail to generate net profits greater than the sum of their previously independent parts.

While this statistic may seem daunting, it's important to remember that a large number of mergers succeed, sometimes spectacularly. Companies can learn from this latter group. Even within HP and Compaq, a lot of practical wisdom has been learned from previous merger experience. By using best practices, HP and Compaq will increase the odds of being part of the successful 30 percent.

MERGER BEST PRACTICES

If you wanted to learn how to make a merger succeed, you'd ask the people who are merger experts.

What follows is a summary of advice from a number of experts in the field of mergers and acquisitions, including thoughts from best-selling author Dr. Stephen Covey (SEVEN HABITS OF HIGHLY EFFECTIVE PEOPLE) and Bob Mountain, founder of Strategic Change Management, a Silicon Valley-based consulting firm that supports corporations engaged in mergers and acquisitions.

In a broad sense, there are four areas upon which companies should focus on to bring about a successful merger: integration teams, regular communications, speed and decisiveness, and customer focus.

INTEGRATION TEAMS. Experts agree that the first step is to assign a team to work on the integration. This team should be made up of the company's best people, not just people


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who are available, and they should have the freedom to focus on the merger full time.

HP and Compaq have already implemented this first best practice and assigned some of their most capable and experienced people -- representing the spectrum of businesses and functions -- to the integration team. The team is led by 32-year HP veteran Webb McKinney and Compaq's Chief Financial Officer Jeff Clarke.

COMMUNICATIONS. Not surprisingly, consistent and accurate communication ranks high on most lists of merger best practices. People -- employees, investors, partners, customers, shareowners -- need to understand the strategic rationale behind the merger; they need to be engaged by a compelling vision of the future.

An article in the May 2001 edition of TRAINING magazine observes, "You can do the deal because it looks really good on paper, but if you don't engage the minds of the people from each culture, you won't get the productivity you need to be successful." HP and Compaq have dedicated resources addressing merger communications.

SPEED AND DECISIVENESS. While speed is always critical in business, speed in merger execution is vital. Without it, companies can get bogged down with internal merger details and lose external market focus; they can miss opportunities and make themselves vulnerable to competitors.

Bob Mountain notes that speed and decisiveness are important success factors. "Successful mergers address the things that need to get done quickly and early and then allow enough time for the things that take time. Every action needs to be undertaken on very clearly understood and annunciated principles. Then you move on."

CUSTOMER FOCUS. "Customers may worry that the company will be too focused on the work of combining businesses to pay attention to their needs," warns Kristen Donahue, in an article published in the HARVARD BUSINESS REVIEW. Instead, companies must actively emphasize their continuing commitment to customers.

In TRAINING, May 2001, Dr. Stephen Covey says, "You need to remain focused on the marketplace, on the superior value you're delivering to customers as a result of the merger."

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Focus -- at all levels -- is critical. Without it, HP and Compaq customers will begin to look to the competition to meet their needs. Dell, IBM and many others stand to gain, should HP and Compaq not continue to compete in the marketplace in the short term and execute crisply on the integration of the two companies.

Focus, creativity, flawless execution. These have always been a part of success. During a merger, they're vital.

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Paul Matalucci is co-founder of ROI Communications, Inc., a strategic communications consulting company focused on organizations in change.



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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and

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Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.


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